UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended        December 31, 2000
                         -------------------------------------------------------


                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN
                            (Exact name of the plan)


                              Visionics Corporation
                                (Name of issuer.)


   5600 Rowland Road, Minnetonka, Minnesota                          55343
--------------------------------------------------------------------------------
   (Address of principal executive offices)                        (Zip Code)

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN

                     YEARS ENDED DECEMBER 31, 2000 AND 1999



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   3

Statements of Net Assets Available for Plan Benefits                           4

Statements of Changes in Net Assets Available for Plan Benefits                5

Notes to Financial Statements                                                  6

Supplemental Schedules
----------------------

Schedule of Assets Held for Investment Purposes                               12

                          INDEPENDENT AUDITORS' REPORT

The Plan Trustees
Digital Biometrics, Inc. Retirement Plan:

We have audited the statements of net assets available for plan benefits of Digital Biometrics, Inc. Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Digital Biometrics, Inc. Retirement Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ KPMG LLP
Minneapolis, Minnesota
May 25, 2001

                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                          2000            1999
                                                      ------------    ------------
Assets:
    Investments, at fair value:
       Visionics Corporation, common stock            $    792,017    $    802,167
       Mutual funds                                      1,813,022       1,650,675
       Money market accounts                                37,904          46,639
       Participant loans                                   115,075          96,413
                                                      ------------    ------------
                                                         2,758,018       2,595,894
                                                      ------------    ------------

    Receivables:
       Employee contributions                                    0             404
       Employer match receivable                           218,065         154,774
       Other receivable                                          0             850
                                                      ------------    ------------
            Total receivables                              218,065         156,028
                                                      ------------    ------------

Total assets                                             2,976,083    $  2,751,922

    Liabilities                                                898           2,407

                                                      ------------    ------------
            Net assets available for plan benefits    $  2,975,185    $  2,749,515
                                                      ============    ============

See accompanying notes to the financial statements.

                    DIGITAL BIOMETRICS, INC. RETIREMENT PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED December 31, 2000 AND 1999

                                                                   2000            1999
                                                               -----------     -----------
Additions to net assets:
    Investment income (loss):
       Net (depreciation) appreciation in fair value of
         mutual funds                                          $  (334,080)    $   355,946
       Net (depreciation) appreciation in fair value of
         common stock                                              (41,152)        469,070
       Interest and dividends                                        1,807           2,125
       Loan interest income                                          9,080           6,620
                                                               -----------     -----------
                                                                  (364,345)        833,761
                                                               -----------     -----------

    Contributions:
       Employer                                                    218,065         154,774
       Participants                                                510,418         371,967
       Rollovers                                                    30,756         165,261
                                                               -----------     -----------
                                                                   759,239         692,002
                                                               -----------     -----------

Total additions                                                    394,894       1,525,763
                                                               -----------     -----------

Deductions from net assets:
    Benefits paid to participants                                  168,863         296,003
    Administrative expenses                                            361             402
                                                               -----------     -----------
       Total deductions from net assets:                           169,224         296,405
                                                               -----------     -----------

Net increase in net assets available for plan benefits             225,670       1,229,358

Net assets available for plan benefits at beginning of year      2,749,515       1,520,157
                                                               -----------     -----------

Net assets available for plan benefits at end of year          $ 2,975,185     $ 2,749,515
                                                               ===========     ===========

See accompanying notes to the financial statements.

                    Digital Biometrics, Inc. Retirement Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PLAN INFORMATION AND BASIS OF PRESENTATION

The accompanying financial statements of Digital Biometrics, Inc. Retirement Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of Visionics Corporation, formally known as Digital Biometrics, Inc. (Employer or Company). The Employer may make matching contributions equal to a discretionary percentage, to be determined by the Employer, of the Participant's salary reductions. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment options. Plan participants have nine investment options in which they may choose to have their funds invested. Employees of the Company or its wholly owned subsidiary may elect to participate in the Plan upon becoming eligible, which is on the first day of the month after one entire month from their hire date. Employees may also be permitted to deposit distributions from other qualified plans into the Plan at the discretion of the Plan administrator. Participants should refer to the Plan Document for more complete information.

The Plan is administered by the Company, which also acts as trustee for the Plan. Tax Sheltered Compensation, Inc. (the Plan Administrator) provides third-party administration services, including recordkeeping, and Dain Rauscher Investment Services provides brokerage services for the Plan.

ADMINISTRATIVE FEES

The Employer pays most of the Plan's administrative expenses. These expenses include, but are not limited to, legal, accounting and recordkeeping fees. However, loan fees are paid by participants.

INVESTMENTS

Investments are reported at fair value, using quoted market prices at December 31, 2000 and 1999. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31, 2000 and 1999. Participant loans are reported at amounts owed by the participants.

The Company's common stock is traded on The Nasdaq National Market. The Plan's investment in the Company's common stock is stated at quoted market value. At December 31, 2000 and 1999, the quoted market value of the Company's common stock was $2.938 and $3.375 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

INCOME TAXES

The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, the Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. CONTRIBUTIONS

Each participant can contribute 1% to 20% of compensation, in whole percentages, on a pretax basis to the Plan up to an annual maximum determined by the Internal Revenue Code, by means of regular payroll deductions. Participants may change their contribution percentages monthly during the Plan year. In addition, they may elect to stop making contributions entirely at any time. During 2000 and 1999, the Company matched participant pretax contributions on a 50% basis up to 5.0% of compensation, as defined by the Plan Agreement. Matching contributions made by the Company are paid in common stock of Visionics Corporation and are immediately available for transfer to the other fund options of the Plan subject to the Company's insider trading policy limitations.

Participants are immediately vested in their pretax contributions and Employer matching contributions plus actual earnings thereon.

3. PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants can choose to invest their contributions in common stock Visionics Corporation, Great Hall Money Market Fund and various mutual funds including Oppenheimer Main Street Growth & Income Fund, Oppenheimer Global Fund, Oppenheimer Quest Opportunity Value Fund, Fidelity Advisor Growth Opportunities Fund, Seligman Communications & Information Fund, MFS Emerging Growth Fund and Alliance Bond Fund. Participants can allocate their investment among the common stock of Visionics Corporation, subject to the Company's insider trading policy, or any of the funds at their discretion. Investment options are selected by the trustees of the Plan.

DESCRIPTIONS OF INVESTMENT OPTIONS

Visionics Corporation common stock is the common stock of the Company, which is in the business of providing worldwide identification technologies and systems. Visionics Corporation common stock is traded on the Nasdaq stock exchange under the symbol VSNX.

The Oppenheimer Main Street Growth & Income Fund is an Oppenheimer mutual fund that seeks high total return from equity and debt securities.

The Oppenheimer Global Fund is an Oppenheimer mutual fund that invests mainly in foreign and domestic equities of companies considered to have growth potential. Income is not a consideration in selecting portfolio securities, and the fund's intention is to invest largely in foreign issues.

The Oppenheimer Quest Value Fund is an Oppenheimer mutual fund that seeks capital appreciation through investments in mainly equity securities of companies believed to be undervalued in the marketplace.

The Fidelity Advisor Growth Opportunities Fund is a Fidelity Advisor mutual fund that invests primarily in common stocks of domestic and foreign issuers and tends to buy "growth" stocks or "value" stocks, or a combination of both.

The Seligman Communications & Information Fund is a Seligman Group mutual fund that seeks capital growth through investment in common stocks of large, as well as small to mid-sized companies in the communications, information, or related industries.

The MFS Emerging Growth Fund is an MFS Investment Management mutual fund that invests in common stock and related securities such as preferred stock, convertible securities and depositary receipts of companies that are early in their life cycle but have the potential to become major enterprises, or are major enterprises whose earnings growth are expected to accelerate.

The Alliance Bond Corporate Bond is an Alliance Capital series fund that seeks income through holdings in investment-grade senior securities where the majority of assets are invested in fixed-income securities.

The Great Hall Money Market Fund is a Great Hall Investment mutual fund that invests in short-term securities consistent with the preservation of capital and the maintenance of liquidity. Investments are divided into 3 main funds: Prime Fund, Government Fund, and Tax-Free Fund, which include: commercial paper, corporate debt obligations, bank securities, certificates of deposit, U.S. Treasury bills, bonds, notes, and other high quality debt obligations that are tax-exempt from interest.

4. PAYMENT OF BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in a lump-sum amount or they may leave their funds in the Plan. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries.

6. INVESTMENTS

The fair values of the investments of the Plan at December 31, 2000 and 1999 were as follows:

                                                       2000             1999
                                                    -----------     -----------

     Visionics Corporation common stock             $   792,017*        802,167*
     Oppenheimer Main Street Growth & Income Fund       377,167*        346,861*
     Oppenheimer Global Fund                            381,956*        258,089*
     Oppenheimer Quest Opportunity Value Fund            57,252          41,735
     Fidelity Advisor Growth Opportunities Fund         302,536*        307,293*
     Seligman Communications & Information Fund         264,534*        296,774*
     MFS Emerging Growth Fund                           255,611*        259,201*
     Alliance Bond Fund                                 173,966*        140,721*
     Great Hall Money Market Fund                        37,904          46,640
     Loan Account                                       115,075          96,413
                                                    -----------     -----------
                                                    $ 2,758,018       2,595,894
                                                    ===========     ===========

     * Represents 5% or more of the fair value of net assets available for benefits.


7. NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

During the years ended December 31, 2000 and 1999, the Plan's investments (including investments bought, sold, as well as held during the period) (depreciated) appreciated in value by $(592,603) and $697,492, respectively, as follows:

                                                       2000             1999
                                                    -----------     -----------

Visionics Corporation common stock                  $   (41,152)    $   469,070
Mutual funds                                           (551,451)        228,422
                                                    -----------     -----------
                                                    $  (592,603)    $   697,492
                                                    ===========     ===========


8. LOANS TO PARTICIPANTS

The Plan has a loan feature available to all Plan participants. All loans will be treated as directed investments. Loans are made from the participant's account, reducing the investment balance and creating a receivable in the Loan Account. Loans are secured by the participant's vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant's account value or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans bear a rate of interest equal to the prime rate and are repaid over a period not to exceed five years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a reasonable period.


9. PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in the Plan's assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Dain Rauscher Investment Services is a party-in-interest as a result of the brokerage service it provides. Tax Sheltered Compensation, Inc. is a party-in-interest as a result of their receiving plan assets and making benefit payments as administrative agent. However, such transactions are exempt under
Section 408(b)(8) and are not prohibited by ERISA.

                                                                      Schedule 1

                    Digital Biometrics, Inc. Retirement Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000


                                                                      Fair
                          Description                             Market Value
--------------------------------------------------------------   --------------

Visionics Corporation Common Stock(1)                                $ 792,017
Oppenheimer Main Street Growth & Income Fund                           377,167
Oppenheimer Global Fund                                                381,956
Oppenheimer Quest Opportunity Value Fund                                57,252
Fidelity Advisor Growth Opportunities Fund                             302,536
Seligman Communications & Information Fund                             264,534
MFS Emerging Growth Fund                                               255,611
Alliance Bond Fund                                                     173,966
Great Hall Money Market Fund                                            37,904
Participant Loans(1)
     Interest rates of 10% to 10.50%                                   115,075
                                                                 -------------
                                                                   $ 2,758,018
                                                                 =============
(1) Party-in-interest to the Plan.



See accompanying Independent Auditors' Report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Digital Biometrics, Inc. Retirement Plan

Date:   June 28, 2001
        Minneapolis, Minnesota
                                       By: /s/ Robert F. Gallagher
                                       ---------------------------
                                       Robert F. Gallagher
                                       Chief Financial Officer
                                       Visionics Corporation